Via Facsimile and U.S. Mail
Mail Stop 6010


      August 18, 2005


Ross Wilmot
Chief Executive Officer
Newtech Resources Ltd.
2610-1066 West Hastings Street
Vancouver, British Columbia, Canada V6E 3X2

Re:	Newtech Resources Ltd.
	Form 10-KSB for the Year Ended August 31, 2004
      Filed October 29, 2004
	File No. 000-33255

Dear Mr. Wilmot:

	We have reviewed your filings and have the following comment. Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Your filings have all been filed as pdf files. If you file a pdf file it must be accompanied by a filing in a text or html format. Please refile your documents using an acceptable format. If you have further questions, please contact the Filer Support Office at 202-551-8900.
Form 10-KSB

Signatures Page

2. We note the filing does not include the signature of your controller or principal accounting officer. In future filings of your Form 10-KSB, please include this signature. If Ross Wilmot also serves as the controller or principal accounting officer, his signature should be captioned as such. See General Instruction C.2 to Form 10-KSB.

Exhibits

3. Please file your 2004 Benefit Plan as an exhibit. You may incorporate the exhibit by reference to the exhibit filed with your
Form S-8 but it must be included in the exhibit index with disclosure indicating that it is incorporated by reference and when it was filed.

*	*	*

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jim Peklenk at (202) 551-3661 or Oscar Young at
(202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Albert
Lee
at (202) 551-3654 or me at (202) 551-3715 with any other
questions.

								Sincerely,



								Jeffrey Riedler
								Assistant Director

Ross Wilmost
Newtech Resources Ltd.
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